

February 8, 2021

Thomas J. Milani
Chief Financial Officer
Figure Acquisition Corp. I
650 California Street, Suite 2700
San Francisco, CA 94108

> **Re: Figure Acquisition Corp. I**
> **Registration Statement on Form S-1**
> **Filed February 3, 2021**
> **File No. 333-252686**

Dear Mr. Milani:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

Shares of Class L Common Stock, page 20

1. We note your response to comment 3 in our letter dated February 2, 2021. The 3,968,254 amount of Class L shares converted for a Strategic Transaction of at least $15 per share of Class A common stock within one year after the business combination appears incorrect. Please include the base value for each factor in the formula to clarify how this amount is calculated. Also, other than the example at $12.50 per share, the amounts in your examples of Class L shares converted for a Strategic Transaction of at least $10 per share of Class A common stock more than one year after the business combination do not reconcile with your formula disclosures. Please revise and clarify your examples. If applicable, revise your amended and restated certificate of incorporation to reflect any changes to the Class L conversion formulas.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Derek Dostal, Esq.